February 2, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Doug Brown

Re:	PostRock Energy Corporation Amendment No. 3 to Registration Statement on Form S-4 Filed January 21, 2010 File No. 333-162366
Ladies and Gentlemen:
     Set forth below are the responses of PostRock Energy Corporation (“PostRock”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated January 28, 2010, with respect to the above-captioned filing.
     For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. PostRock’s response to each comment or request is set forth immediately below the text of the applicable comment or request. PostRock is concurrently filing Amendment No. 4 to the Form S-4 via EDGAR. Six marked copies of the amendment are included to facilitate your review.
General
1.	Please revise your filings to provide the disclosure required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2009.
     Response: We have updated disclosures required by Items 402, 404, 405 and 407 of Regulation S-K on pages 207 through 213 and pages 231 through 235 in response to the Staff’s comment.
     We supplementally advise the Staff that QRCP and QELP each qualify as a “smaller reporting company” as defined by Item 10(f)(1) of Regulation S-K, and therefore we have provided the scaled disclosure allowed under Regulation S-K Item 402 for smaller reporting companies. We confirm that no additional transactions were required to be described pursuant to Item 404(d) as a result of the use of the smaller reporting company scaled disclosures. The aggregate market value of the voting common equity as of June 30, 2009, the last business day of QRCP’s most recently completed second fiscal quarter, computed by reference to the last reported sale of QRCP’s common stock on such date of $0.33 per share, was $10.6 million. There were 32,010,976 shares of QRCP’s common stock outstanding as of June 30, 2009. The aggregate market value of the voting common equity of QELP (other than common units held by QRCP) as of June 30, 2009, the last business day of QELP’s most recently completed second fiscal quarter, computed by reference to the last reported sale of QELP’s common units on such date of $1.50 per unit, was $13.7 million. There were 9,115,000 QELP common units not held by QRCP as of June 30, 2009.

2.	We note that you intend to record a non-cash impairment charge which is expected to be in the range of $140 million to $180 million in the fourth quarter 2009 on QMLP’s interstate and gathering pipelines. Revise your filing to discuss whether you considered a change to the current exchange ratios due to the significant impairment to QMLP and QRCP, and whether the current exchange ratios take into account the impairment.
     Response: We have revised the disclosure on page 40 in response to the Staff’s comment.
Future Price Declines...page 39
3.	You state that you will record a non-cash impairment charge, expected to be in the range of $140 million to $180 million, due to the loss of a significant customer during the fourth quarter of 2009 and the December amendment to the credit agreement resulting in a reduction of expected drilling activity in the Cherokee Basin. Please tell us:
•	The name of the customer and whether you have considered including a separate risk factor relating to the material impact of the loss of this customer. For example, tell us if the risk factor “Post Rock will initially depend on one customer...” on page 42 remains accurate.

•	Whether you have considered including a separate risk factor relating to the impairment loss disclosed due to the amendment to the credit agreement resulting in reduced drilling activity.
     Response: We have revised the disclosure on pages 40, 43 and 46 in response to the Staff’s comment. We note that the risk factor captioned “The revenues of PostRock’s interstate pipeline business are generated under contracts that must be renegotiated periodically” on page 46 specifically addresses the MGE contract and the fact that it expired on October 31, 2009. We have added disclosure to that risk factor about the impairment.
     We confirm that the risk factor “PostRock will initially depend on one...” on page 42 remains accurate. This risk factor deals specifically with sales of our Cherokee Basin gas by QELP to ONEOK Energy Marketing and Trading Company and does not relate to the KPC pipeline or the MGE contract.
     There are several risk factors in the S-4 relating to PostRock’s credit agreements and the restrictions thereunder, including “PostRock’s credit agreements will have substantial restrictions and financial covenants that may restrict PostRock’s business and financing activities” on page 41, and “PostRock will be highly leveraged” and “As a result of their financial condition, QRCP and QELP have had to significantly reduce their capital expenditures, which will ultimately reduce cash flow and result in the loss of some leases” on page 40. We have added disclosure to this last risk factor about the impairment.

Quest Midstream Partners, L.P. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Note J — Subsequent Events, page F-102
4.	We note you have disclosed, under “risk factors” for PostRock, that you will record impairment charges of between $140 to $180 million on your pipeline assets in the fourth quarter of 2009. Statement of Position 94-6, paragraphs 14 and 22.a, (ACS Topic 275-10-50) requires disclosure in your financial statements of the nature of an uncertainty and an indication that it is reasonably possible that a change in the estimate will occur in the near term. SFAS 165 (ASC Topic 855) requires an analysis of conditions that existed or did not exist at the date of the balance sheet to determine the potential impact on the reporting period and required disclosure in the footnotes. Tell us how you considered the requirements of this literature and what facts were used to conclude that an estimate of the financial statement impact or impairment of the carrying value of your pipeline assets due to a loss of major customers and reduced drilling in the Cherokee Basin is not required to be disclosed in the footnotes and elsewhere in your filing, such as within Recent Developments, Management’s Discussion and Analysis or other sections as appropriate.
     Response: We have considered the literature referenced in your comment and believe additional disclosure is warranted. Accordingly, we have added disclosure of the impairment to QRCP’s and QMLP’s selected financial data on pages 21 and 24, PostRock’s MD&A on page 177 and QMLP’s MD&A on page 203 and have made the changes to our Risk Factors noted in our response to comment #3 above. Our financial statement consideration was performed separately for the risk relating to the loss of a major customer and the risk relating to reduced drilling activity as follows:
Loss of major customer
Note J to the QMLP interim financial statements on page F-102 included disclosure that the MGE contract was terminated on October 31, 2009. We have amended that disclosure to satisfy the requirements of ASC 855-10-50, paragraph 2.b.
Reduced drilling activity
With respect to the risk of reduced drilling activity, we have disclosed the customer concentration risk under “Significant Customers” in Note A to the QMLP interim financial statements on page F-94. We believe this disclosure satisfies the requirements of ASC 275-10-50, paragraph 18.a., and allows readers to recognize and assess QMLP’s dependency on Quest Cherokee as a customer. The triggering event that led us to assess the Bluestem gas gathering system for impairment did not occur until December 2009, which was after the date at which subsequent events were considered and the financial statements were issued. As such, we do not believe any disclosure was required in QMLP’s interim financial statements under ASC 275-10-50, paragraphs 6-9.
5.	If you determine such disclosures are required, consider the need for similar disclosures in the interim financial statements and elsewhere within the interim filing disclosure of Quest Resources Corporation.

     Response: After our determination in comment #4, we considered the need for similar disclosures for QRCP as follows:
Loss of major customer — We evaluated the significance of the MGE transportation contract on a consolidated basis for QRCP as follows ($ in 000’s):

	9 Months
	Ended	Year Ended
	9/30/09	12/31/08

Oil and gas production segment	$56,711	$162,499
Natural gas pipelines segment	52,260	63,722
Eliminations	(31,238)	(35,546)

Consolidated revenues	$77,733	$190,675

MGE revenue	$5,265	$6,995
MGE revenue as a % of consolidated revenues	6.8%	3.7%
MGE revenue as a % of natural gas pipelines revenue	10.1%	11.0%
Given the significance to the natural gas pipelines segment, we believe the loss of the MGE contract warrants disclosure to the users of the financial statements. In addition, we believe it is appropriate to include disclosure elsewhere within the interim filing disclosures of QRCP. These changes were made on pages F-3 and 3 of the amendment to the Form 10-Q of QRCP for the period ended September 30, 2009 filed on the date hereof, which is included in the Form S-4 as Annex G.
Reduced drilling activity — Similar to the conclusion in comment #4 above, we do not believe disclosure is required in the interim financial statements of QRCP. As the event leading to a review of our impairment estimate occurred after the issuance of the QRCP Form 10-Q for the period ended September 30, 2009, we also do not believe disclosure is appropriate elsewhere within the Form 10-Q.
6.	To assist in our understanding of the estimated range of impairment, please tell us whether your estimated amounts include impairment of the contract-based intangible assets recorded upon acquisition of the KPC pipeline and why or why not.
     Response: Our estimated amounts include impairment of the contract-based intangible assets recorded upon acquisition of the KPC Pipeline. In accordance with ASC 350-30-35, paragraph 14, intangible assets subject to amortization should be reviewed for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment”. For purposes of our impairment analysis, the KPC Pipeline was the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities of QMLP, so the gathering system pipeline assets (carrying value of $115.9 million as of December 31, 2009) and the contract-based intangible assets (carrying value of $2.3 million as of December 31, 2009) were grouped for recognition and measurement purposes in accordance with ASC 360-10-35, paragraph 23. We have revised the disclosure of the impairment throughout the S-4 to include a reference to the contract-based intangible assets.

     Please direct any questions that you have with respect to the foregoing to David Lawler at (405) 702-7487 or to David Klvac at (405) 815-4304.

Very truly yours, PostRock Energy Corporation

cc:	Joshua Davidson, Baker Botts L.L.P.
Laura Lanza Tyson, Baker Botts L.L.P.
Tull R. Florey, Baker Botts L.L.P.
Patrick J. Respeliers, Stinson Morrison Hecker, LLP
Scott J. Davis, Mayer Brown LLP
Shannon Buskirk
Ron Winfrey
Doug Brown
Anne Nguyen Parker